July 6, 2005

Peter A. Nitze
4 Amy Drive
Morristown, NJ 07960

Dear Peter:

On behalf of Martek Biosciences Corporation, I have the pleasure of offering you, subject to the approval of Martek’s Board of Directors, the position of Chief Operating Officer at our Columbia, Maryland headquarters. In your new position, you will have both the manufacturing and R&D functions of the company reporting to you. You will be reporting directly to me.

Your compensation package will include an annual salary of $364,000. You will be eligible to participate in Martek’s Management Cash Bonus Incentive and comprehensive benefits program, which includes medical, dental and life insurance plans and our 401(k) plan.

You will receive a stock-option grant to purchase 25,000 shares of the company’s common stock at a price which shall be the closing price for the stock at the close of business on the date you begin employment with Martek (the grant date). This stock option will vest in five equal increments over a four-year period beginning after the grant date and will terminate the earlier of ten years from the grant date or the date that you leave the employ of Martek.

You will also be provided a relocation allowance up to a maximum of $150,000, provided the relocation occurs within six months of your employment start date. This allowance is intended to cover the costs of relocating your family to Maryland, to include temporary living expenses, selling costs for your current home, two house-hunting trips, travel expenses for the actual move and initial expenses associated with purchasing a new home (points not included), as well as a “gross up” of these expenses to help offset your tax liability. You may elect to have the moving company paid directly with the amount deducted from this total allowance. Should you decide to terminate your employment with Martek within the first two years of employment, you will be required to reimburse all expenses incurred with regard to your relocation based on the following schedule:

1.	Prior to first anniversary: 100%

2.	Prior to second anniversary: 50%

This offer is also contingent on a satisfactory criminal background check and drug test, which Martek will arrange for you. These tests will be at Martek’s expense. You will also be required to provide documentation that you are authorized to work for Martek Biosciences Corporation in the United States.

Your start date will be September 6, 2005, provided all the processing listed above has been completed. Neither this letter nor any of Martek’s employment policies shall be construed as an employment agreement.

I am very excited that you are joining our team and look forward to working with you to help continue Martek’s record of growth through developing and manufacturing products that are important for optimal health and well-being. To indicate your acceptance of this offer, please sign both copies of this letter and return one copy to me.

Read and accepted by:	Sincerely, /s/ Steve Dubin Steve Dubin President
/s/ Peter A. Nitze	7/9/05

Peter A. Nitze	Date